PIMCO Funds

Effective January 16, 2018

Supplement dated November 17, 2017 to the Credit Bond
 Funds Prospectus dated July 28, 2017, as supplemented from time to time (the Prospectus), and to the Statement of Additional Information dated July 28, 2017 as supplemented from time to time (the SAI)



Disclosure Related to the PIMCO Capital Securities and
 Financials Fund (the Fund)

 IMPORTANT NOTICE REGARDING CHANGES IN FUND NAME AND
 PRINCIPAL INVESTMENT STRATEGIES

PIMCO Preferred and Capital Securities Fund

    Principal Investment Strategies


The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of preferred securities and Capital Securities. Capital Securities include securities issued by U.S. and nonU.S. financial institutions (including, but not limited to, banks and insurance companies) that can be used to satisfy their regulatory capital requirements. Capital Securities may be represented by forwards or derivatives such as options
 , futures contracts or swap agreements. The Fund will invest under normal circumstances at least 25% of its net assets in preferred securities. Assets not invested in preferred securities or Capital Securities may be invested in other types of Fixed Income Instruments, including derivative Fixed Income Instruments. Fixed
 Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and nonU.S. public or privatesector entities. By concentrating its investments in preferred securities and Capital
 Securities, the Fund will be subject to Preferred
 Securities Risk and Capital Securities Risk. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the BofA Merrill Lynch 70% Constrained Preferred &
 Jr Subordinated Securities and 30% Contingent
 Capital Index, as calculated by Pacific Investment
 Management Company LLC (PIMCO), which as of May 31,
 2017 was 4.06 years. Duration is a measure used to determine the sensitivity of a securitys price to changes in interest rates. The longer a securitys duration, the more sensitive it will be to changes in interest rates.

    Principal Investment Strategies

The Fund may invest up to 20% of its total assets in common stock. The Fund may also invest in contingent convertible securities.

The PIMCO Preferred and Capital Securities Fund will invest, under normal circumstances, at least 80% of its assets in a combination of preferred securities and securities issued by financial institutions that can be used to satisfy the financial institutions regulatory capital requirements.



Supplement dated November 17, 2017 to the International
 Bond Funds Prospectus dated July 28, 2017, as supplemented from time to time (the Prospectus)

Disclosure Related to the PIMCO Global Bond Fund
 (Unhedged) and PIMCO Global Bond Fund (U.S. DollarHedged)
 (each, a Fund)


IMPORTANT NOTICE REGARDING CHANGES IN PRINCIPAL INVESTMENT
 STRATEGIES

Effective January 16, 2018

    Principal Investment Strategies

The average portfolio duration of this Fund normally varies between two and eight years.


The Fund invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities (junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings Services (S&P) or
 Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 20% limitation, the Fund may invest in mortgagebacked securities rated below B).